May 13, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Joanna Lam
Craig Arakawa
Caroline Kim
Alex Ledbetter
H. Roger Schwall

Re:	SEC Comment Letter dated May 2, 2011
Green Mountain Coffee Roasters, Inc.
Form 10-K for the Fiscal Year Ended September 25, 2010
Filed December 9, 2010
Form 10-Q for the Thirteen Weeks ended December 25, 2010
Filed February 3, 2011
Response Letter Dated March 29, 2011
File No. 1-12340

Ladies and Gentlemen:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 2, 2011 that pertain to the Company’s Annual Report on Form 10-K for the year ended September 25, 2010 (the “Fiscal 2010 Form 10-K”) and the Company’s Current Report on Form 8-K/A (the “Form 8-K/A”). The Fiscal 2010 Form 10-K was filed with the Commission on December 9, 2010, and the Form 8-K/A was filed with the Commission on March 3, 2011.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated May 2, 2011 are reproduced in bold and the corresponding responses of the Company are shown below the comments.

May 13, 2011

Form 10-K for the Fiscal Year Ended September 25, 2010

Financial Statements

General

1.	We understand that you are proposing to limit our requests for amendment to compliance in future filings. We are considering your request at this time.

RESPONSE TO COMMENT 1

The Company respectfully acknowledges the Staff’s response and notes that the Company’s Form 10-Q for the thirteen weeks ended March 26, 2011 filed on May 3, 2011 includes the disclosures proposed by the Company in its comment response letter dated March 29, 2011.

Form 8-K/A filed on March 3, 2011

Exhibit 99.4 Pro Forma Condensed Combined Financial Information (Unaudited)

2.	We note you include pro forma financial information related to the acquisition of Timothy’s, Diedrich and Van Houtte under this heading. Please provide further details about each of the adjustments listed below, clearly explaining how each adjustment is (i) directly attributable to the acquisitions (ii) expected to have a continuing impact, and (iii) factually supportable to comply with Rule 11-02(b)(6) of Regulation S-X:

•	Note G - Acquisition-related expenses in the amount of $10,049,000 and $19,359,000 for the thirteen weeks ended December 25, 2010 and the fifty-two weeks ended September 25, 2010 respectively.

•	Note G - Stock compensation in the amount of $5,997,000 for the fifty-two weeks ended September 25, 2010.

•	Note H - Loss on derivatives in the amount of $6,290,000 and $8,289,000 for the thirteen weeks ended December 25, 2010 and the fifty-two weeks ended September 25, 2010 respectively.

•	Note K - Merger related expenses in the amount of $9,751,000 for the fifty-two weeks ended September 25, 2010 respectively.

May 13, 2011

RESPONSE TO COMMENT 2

In response to the Staff’s request, the Company considered Article 11 of Regulation S-X and the Staff’s interpretive guidance, including under the SEC Division of Corporate Finance Financial Reporting Manual (“FRM”) section 3250 for business combinations and provides on a supplemental basis the following additional details regarding the adjustments described above:

Note G

Acquisition-related expenses

Acquisition related expenses in the amount of $10,049,000 and $19,359,000 for the thirteen weeks ended December 25, 2010 and the fifty-two weeks ended September 25, 2010, respectively, represent direct third party costs, primarily legal and investment banking advisory fees, incurred by both the Company and the acquirees (Timothy’s, Diedrich and Van Houtte) in connection with the related acquisitions which are reflected in the historical financial statements of both the Company and the acquirees. The amounts are factually supportable by invoices evidenced by consummated transactions. In accordance with Rule 11-02 under Regulation S-X, pro forma financial information should provide information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at the beginning of the fiscal year presented. Furthermore, FRM 3250.1(c)(ii) states that direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or the acquirer should be removed from the pro forma income statement as a non-recurring charge directly related to the acquisition. If the acquisition occurred at the beginning to the Company’s 2010 fiscal year, the acquisition related expenses would have been incurred prior to the acquisition date and would not have a continuing impact on operations and as such were not included in the pro forma results presented.

Stock compensation

Stock compensation incurred in the amount of $5,997,000 for the fifty-two weeks ended September 25, 2010 was a direct result of the acquisition of Diedrich. The amount represents a one-time stock compensation charge incurred by Diedrich due to the acquisition of Diedrich by the Company, which resulted in the acceleration of all in-the-money Diedrich common stock options pursuant to the terms of the merger agreement. The amounts are factually supportable by the Diedrich stock option plan as approved by its shareholders and the stock option agreements issued under such plan. Because the pro forma financial information is required to present the acquisition as if it had been consummated at the beginning of the Company’s 2010 fiscal year the expense was not included.

Note H

The following amounts relate to the Van Houtte and Timothy’s acquisitions and total $6,290,000 and $8,289,000 for the thirteen weeks ended December 25, 2010 and the fifty-two weeks ended September 25, 2010, respectively, and are factually supported by consummated transactions.

First, the loss incurred on derivatives of $6,846,000 and $100,000 for the thirteen weeks ended December 25, 2010 and for the fifty-two weeks ended September 25, 2010, respectively, represented net losses incurred on foreign currency option and forward contracts not designated

May 13, 2011

as hedging instruments for accounting purposes that the Company entered into to mitigate the risk associated with the Canadian dollar denominated purchase price of Van Houtte. Second, the net loss incurred on derivatives of $354,000 for the fifty-two weeks ended September 25, 2010 for Timothy’s represented a net loss incurred on derivatives not designated as hedging instruments for accounting purposes entered into to mitigate the risk associated with the Canadian dollar denominated purchase price of Timothy’s. In accordance with Article 11 of Regulation S-X, pro forma financial information is required to present the acquisition as if it had been consummated at the beginning of the Company’s 2010 fiscal year. Therefore, because the above expenses would have been incurred prior to the acquisition date and would not have a continuing impact on operations, the amounts were not included in the pro forma results presented.

Third, the net (gains) and losses for Van Houtte of ($556,000) and $7,835,000 for the thirteen weeks ended December 25, 2010 and for the fifty-two weeks ended September 25, 2010, respectively, represented net (gains) and losses incurred on derivatives included in Van Houtte historical results related to Van Houtte foreign denominated debt that was not assumed as part of the acquisition. In accordance with FRM 3250.1(a)(2), pro forma adjustments should include the effects of additional financing necessary to complete the transaction. Because this debt was not assumed in the acquisition of Van Houtte, the amounts were not included in the pro forma financial information since they represent non-recurring charges and will not have a continuing impact on operations. The Company included the financing of the Van Houtte acquisition as a pro forma adjustment in Note J of the notes to the pro forma financial information and believes that this adjustment is consistent with adjustments needed to show the effects of the additional financing.

Net gains and losses incurred in Van Houtte historical results related to foreign currency risk and coffee price hedging were included in the pro forma information since to not include them would represent judgmental assumptions on alternative hedging practices.

Note K

Merger-related expenses in the amount of $9,751,000 for the fifty-two weeks ended September 25, 2010 represent direct third party costs incurred by Diedrich in connection with the related acquisition by the Company. Diedrich’s historical results as filed included these costs on a separate line item and are of the same nature as items described under Note G above. In accordance with Rule 11-02 under Regulation S-X and FRM 3250.1(c)(ii), these costs represent non-recurring charges directly related to the acquisition and are not expected to have a continuing impact on operations and as such were not included in the pro forma results presented.

*        *        *         *        *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the

May 13, 2011

Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.